Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Commission File No.: 000-09992

FOR IMMEDIATE RELEASE

Lam Research Corporation Contacts:

Satya Kumar, Investor Relations, phone: 510-572-3232, e-mail: satya.kumar@lamresearch.com

Lam Research Corporation Reports Financial Results for the Quarter Ended September 27, 2015

FREMONT, Calif., October 21, 2015 - Lam Research Corp. (Nasdaq: LRCX) today announced financial results for the quarter ended September 27, 2015. A conference call and webcast will be held beginning at 5:00 a.m. Pacific Time. Please dial in 5-10 minutes prior to the start time using the dial in and Conference ID below:

Conference ID: 4899617

Participant, Int’l Toll: 719-325-2494

Participants, US/CAN Toll Free: 888-438-5453

Highlights for the September 2015 quarter were as follows:

•	Revenue of $1,600 million, up 8% from the prior quarter

•	GAAP gross margin of 45.1%, GAAP operating margin of 21.0% and GAAP diluted EPS of $1.66

•	Non-GAAP gross margin of 46.5%, non-GAAP operating margin of 23.8%, and non-GAAP diluted EPS of $1.82

Key Financial Data for the Quarters Ended September 27, 2015 and June 28, 2015

(in thousands, except per-share data, percentages, and basis points)

U.S. GAAP
	September 2015	June 2015	Change Q/Q
Revenue	$1,600,043	$1,481,370	+8%
Shipments	$1,579,298	$1,615,968	-2%
Gross margin as percentage of revenue	45.1%	43.3%	+180 bps
Operating margin as percentage of revenue	21.0%	12.9%	+810 bps
Diluted EPS	$1.66	$0.74	+124%

Non-GAAP
	September 2015	June 2015	Change Q/Q
Revenue	$1,600,043	$1,481,370	+8%
Shipments	$1,579,298	$1,615,968	-2%
Gross margin as percentage of revenue	46.5%	45.5%	+100 bps
Operating margin as percentage of revenue	23.8%	21.6%	+220 bps
Diluted EPS	$1.82	$1.50	+21%

GAAP Financial Results

For the September 2015 quarter, revenue was $1,600.0 million, gross margin was $722.4 million, or 45.1% of revenue, operating expenses were $386.9 million, operating margin was 21.0% of revenue, and net income was $288.7 million, or $1.66 per diluted share on a GAAP basis. This compares to revenue of $1,481.4 million, gross margin of $641.5 million, or 43.3% of revenue, operating expenses of $450.5 million, operating margin of 12.9% of revenue, and net income of $131.3 million, or $0.74 per diluted share, for the quarter ended June 28, 2015 (the “June 2015 quarter”). The September 2015 operating expenses, operating margin, net income and income per diluted share were negatively impacted by $7.3 million of restructuring charges. The June 2015 operating expenses, operating margin, net income and income per diluted share were negatively impacted by a goodwill impairment charge of $79.4 million. In addition, the June 2015 gross margin, operating margin, net income and income per diluted share were negatively impacted by an impairment charge related to a long-lived asset of $9.8 million.

Non-GAAP Financial Results

For the September 2015 quarter, non-GAAP gross margin was $744.0 million or 46.5% of revenue, non-GAAP operating expenses were $363.6 million, non-GAAP operating margin was 23.8% of revenue, and non-GAAP net income was $313.0 million, or $1.82 per diluted share. This compares to non-GAAP gross margin of $673.8 million or 45.5% of revenue, non-GAAP operating expenses of $354.5 million, non-GAAP operating margin of 21.6% of revenue, and non-GAAP net income of $260.0 million, or $1.50 per diluted share for the June 2015 quarter.

“Lam posted record revenue and earnings in the September quarter and is on track to deliver over 20% revenue growth for the third consecutive year in calendar 2015,” said Martin Anstice, Lam Research’s president and chief executive officer. “We are positioning the company for continued outperformance by focusing on our commitment to helping our customers solve their most critical challenges, through the delivery of differentiated products and services in the market expanding technology inflections.”

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Balance Sheet and Cash Flow Results

Cash and cash equivalents, short-term investments, and restricted cash and investments balances increased to $4.5 billion at the end of the September 2015 quarter compared to $4.2 billion at the end of the June 2015 quarter. This increase was primarily the result of approximately $449.0 million in cash flows from operating activities which was partially offset by approximately $98.4 million of treasury stock repurchases, including net share settlement on employee stock-based compensation; approximately $49.5 million of capital expenditures; and approximately $47.7 million of dividends paid to stockholders during the September 2015 quarter.

Deferred revenue at the end of the September 2015 quarter remained stable at $517.4 million, as compared to $518.1 million at the end of the June 2015 quarter, while deferred profit balances at the end of the September 2015 quarter increased to $325.0 million, as compared to $322.1 million at the end of the June 2015 quarter. Lam’s deferred revenue balance does not include shipments to Japanese customers, to whom title does not transfer until customer acceptance. Shipments to Japanese customers are classified as inventory at cost until the time of acceptance. The estimated future revenue from shipments to Japanese customers was approximately $146.7 million as of September 27, 2015.

Geographic Distribution

The geographic distribution of shipments and revenue during the September 2015 quarter is shown in the following table:

Region	Shipments	Revenue
Taiwan	26%	28%
Japan	17%	18%
Korea	13%	17%
China	25%	16%
United States	8%	9%
Southeast Asia	8%	8%
Europe	3%	4%

Outlook

For the December 2015 quarter, Lam is providing the following guidance:

	GAAP			Reconciling Items	Non-GAAP
Shipments	$1.275 Billion	+/-	$75 Million	—	$1.275 Billion	+/-	$75 Million
Revenue	$1.410 Billion	+/-	$75 Million	—	$1.410 Billion	+/-	$75 Million
Gross margin	44.0%	+/-	1%	$21 Million	45.5%	+/-	1%
Operating margin	17.8%	+/-	1%	$37 Million	20.5%	+/-	1%
Net income per diluted share	$1.19	+/-	$0.10	$38 Million	$1.42	+/-	$0.10
Diluted share count	174 Million			2 Million	172 Million

The information provided above is only an estimate of what the Company believes is realizable as of the date of this release, and does not incorporate the potential impact of any business combinations, asset acquisitions, divestitures, financing arrangements, other investments, or other significant transactions that may be completed after the date of this release. GAAP to non-GAAP reconciling items provided include only those items that are known and can be estimated as of the date of this release. Actual results will vary from this model and the variations may be material. Reconciling items included above are as follows:

•	Gross margin – amortization related to intangible assets acquired in the Novellus transaction, $21 million.

•	Operating margin – amortization related to intangible assets acquired in the Novellus transaction, $37 million.

•	Earnings per share – amortization related to intangible assets acquired in the Novellus transaction, $37 million; amortization of note discounts, $9 million; and associated tax benefit for non-GAAP items ($8) million; totaling $38 million

•	Diluted share count – impact of a note hedge issued contemporaneously with the convertible notes due in 2016 and 2018, 2 million shares.

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Use of Non-GAAP Financial Results

In addition to U.S. GAAP results, this press release also contains non-GAAP financial results. The Company’s non-GAAP results for both the September 2015 and June 2015 quarters exclude amortization related to intangible assets acquired in the Novellus transaction, restructuring impacts, the amortization of notes discounts, and tax expense (benefit) of non-GAAP items. Additionally, the September 2015 quarter non-GAAP results exclude cumulative income tax benefits due to a court ruling, and the June 2015 quarter non-GAAP results exclude acquisition-related inventory fair value impact, long-lived asset impairment, goodwill impairment, and additional accrual for certain tax matters.

Management uses non-GAAP gross margin, operating income, operating expenses, operating margin, net income, and net income per diluted share to evaluate the Company’s operating and financial results. The Company believes the presentation of non-GAAP results is useful to investors for analyzing business trends and comparing performance to prior periods, along with enhancing investors’ ability to view the Company’s results from management’s perspective. Tables presenting reconciliations of non-GAAP results to U.S. GAAP results are included at the end of this press release and on the Company’s website at http://investor.lamresearch.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements made in this press release that are not of historical fact are forward-looking statements and are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, but are not limited to; the estimated future revenue from shipments to Japanese customers, our expected revenue growth, our ability to continue to successfully execute our growth strategy and solve our customers’ critical challenges through the delivery of differentiated products and services in market expanding technology inflections, our ability to continue to successfully collaborate closely with and to support our customers and their long term success, our ability to achieve market growth gains at key inflections, our ability to continue to outperform, our ability to deliver growth and value for our customers and our stockholders; the extent of inflection driven expansion in our served available market, and our guidance for shipments, revenue, gross margin, operating margin, earnings per share, and diluted earnings per share and share count. Some factors that may affect these forward-looking statements include: our proposed acquisition of KLA-Tencor Corporation (“KLA”) (the “proposed transaction”) may not close and if it does close we may not receive the expected benefits of the acquisition, such as the scale and breadth of critical technologies and better financial performance for our stockholders; our stockholders and the KLA stockholders may not support the planned acquisition; business conditions in the consumer electronics industry, the semiconductor industry and the overall economy may deteriorate; and the strength of the financial position reflected in documents filed or furnished by us with the Securities and Exchange Commission, including specifically our report on Form 10-K for the fiscal year ended June 28, 2015, may not be as anticipated. These uncertainties and changes could cause actual results to vary from expectations. The Company undertakes no obligation to update the information or statements made in this press release. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA, or the merged company, following the implementation of the proposed acquisition or otherwise. No statement contained herein should be interpreted to mean that the revenue, margins, earnings per share, cash flows or other financial performance metrics of Lam Research or the merged company for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA. Each of Lam and KLA will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA on KLA’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA).

Participants in the Solicitation

Lam, KLA, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

About Lam Research

Lam Research Corp. (Nasdaq: LRCX) is a trusted global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. Lam’s broad portfolio of market-leading deposition, etch, and clean solutions helps customers achieve success on the wafer by enabling device features that are 1,000 times smaller than a grain of sand, resulting in smaller, faster, more powerful, and more power-efficient chips. Through collaboration, continuous innovation, and delivering on commitments, Lam is transforming atomic-scale engineering and enabling its customers to shape the future of technology. Based in Fremont, Calif., Lam Research is a Nasdaq-100 Index® and S&P 500® company whose common stock trades on the Nasdaq Global Select Market(SM) under the symbol LRCX. For more information, please visit http://www.lamresearch.com. (LRCX-F)

Consolidated Financial Tables Follow.

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Lam Announces Financial Results for the September 2015 Quarter

LAM RESEARCH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data and percentages)

	Three Months Ended
	September 27,	June 28,	September 28,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
Revenue	$1,600,043	$1,481,370	$1,152,368

Cost of goods sold	877,680	839,832	646,829

Gross margin	722,363	641,538	505,539
Gross margin as a percent of revenue	45.1%	43.3%	43.9%
Research and development	234,209	221,675	188,934
Selling, general and administrative	152,726	149,384	148,307
Goodwill impairment	—	79,444	—

Total operating expenses	386,935	450,503	337,241

Operating income	335,428	191,035	168,298
Operating margin as a percent of revenue	21.0%	12.9%	14.6%
Other expense, net	(27,121)	(20,353)	(5,648)

Income before income taxes	308,307	170,682	162,650
Income tax expense	(19,628)	(39,411)	(21,569)

Net income	$288,679	$131,271	$141,081

Net income per share:
Basic net income per share	$1.82	$0.83	$0.87

Diluted net income per share	$1.66	$0.74	$0.80

Number of shares used in per share calculations:
Basic	158,352	158,590	161,685

Diluted	174,374	176,575	177,118

Cash dividend declared per share	$0.30	$0.30	$0.18

Lam Announces Financial Results for the September 2015 Quarter

LAM RESEARCH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 27,	June 28,	September 28,
	2015	2015	2014
	(unaudited)	(1)	(unaudited)
ASSETS
Cash and cash equivalents	$1,744,325	$1,501,539	$1,293,678
Short-term investments	2,587,474	2,574,947	1,593,668
Accounts receivable, net	1,088,942	1,093,582	864,403
Inventories	916,683	943,346	815,612
Other current assets	178,557	157,435	123,615

Total current assets	6,515,981	6,270,849	4,690,976
Property and equipment, net	636,769	621,418	555,658
Restricted cash and investments	183,455	170,969	149,483
Goodwill and intangible assets	2,076,164	2,115,649	2,322,153
Other assets	182,062	185,763	175,558

Total assets	$9,594,431	$9,364,648	$7,893,828

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current portion of convertible notes and capital leases	$969,392	$1,359,650	$519,099
Other Current Liabilities	1,312,549	1,271,711	1,080,526

Total current liabilities	2,281,941	2,631,361	1,599,625
Long-term debt and capital leases	1,400,615	1,001,382	824,269
Income taxes payable	247,448	202,930	217,118
Other long-term liabilities	127,607	184,023	179,711

Total liabilities	$4,057,611	$4,019,696	$2,820,723

Temporary equity, convertible notes	178,665	241,808	182,432

Stockholders’ equity (2)	5,358,155	5,103,144	4,890,673

Total liabilities and stockholders’ equity	$9,594,431	$9,364,648	$7,893,828

(1)	Derived from audited financial statements
(2)	Common shares issued and outstanding were 158,101 as of September 27, 2015, 158,531 as of June 28, 2015, and 159,384 shares as of September 28, 2014

Lam Announces Financial Results for the September 2015 Quarter

LAM RESEARCH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	September 27,	June 28,	September 28,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$288,679	$131,271	$141,081
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,590	70,177	67,885
Deferred income taxes	(5,563)	(2,694)	3,186
Impairment of long-lived assets	—	9,821	—
Equity-based compensation expense	35,774	39,734	32,040
Income tax benefit (expense) on equity-based compensation plans	3,545	(2,124)	9,861
Excess tax (benefit) expense on equity-based compensation plans	(3,572)	1,809	(10,404)
Amortization of note discounts and issuance costs	9,831	12,343	9,157
Gain on sale of business	—	—	(7,431)
Goodwill impairment	—	79,444	—
Other, net	10,011	3,621	5,526
Changes in operating asset and liabilities:	39,702	(51,336)	(109,740)

Net cash provided by operating activities	448,997	292,066	141,161

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures and intangible assets	(49,454)	(63,133)	(41,871)
Cash paid for business acquisition	—	—	(1,137)
Net (purchases) sales of available-for-sale securities	(28,203)	(278,379)	9,645
Proceeds from sale of business	—	—	41,212
Other, net	(1,500)	1,056	22

Net cash (used for) provided by investing activities	(79,157)	(340,456)	7,871

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt and capital lease obligations	(96)	(615)	(107)
Proceeds from issuance of long-term debt, net issuance costs and captial lease obligations	—	345	—
Excess tax benefit (expense) on equity-based compensation plans	3,572	(1,809)	10,404
Treasury stock purchases	(98,385)	(74,339)	(308,422)
Dividends paid	(47,659)	(28,714)	(29,240)
Reissuances of treasury stock related to employee stock purchase plan	19,245	16,950	16,919
Proceeds from issuance of common stock	377	1,285	4,609
Other, net	(300)	(660)	—

Net cash used for financing activities	(123,246)	(87,557)	(305,837)

Effect of exchange rate changes on cash	(3,808)	1,850	(2,194)
Net increase (decrease) in cash and cash equivalents	242,786	(134,097)	(158,999)
Cash and cash equivalents at beginning of period	1,501,539	1,635,636	1,452,677

Cash and cash equivalents at end of period	$1,744,325	$1,501,539	$1,293,678

Lam Announces Financial Results for the September 2015 Quarter

Non-GAAP Financial Summary

(in thousands, except percentages and per share data)

(unaudited)

	Three Months Ended
	September 27, 2015	June 28, 2015
Revenue	$1,600,043	$1,481,370
Gross margin	$743,984	$673,837
Gross margin as percentage of revenue	46.5%	45.5%
Operating expenses	$363,596	$354,542
Operating income	$380,388	$319,295
Operating margin as a percentage of revenue	23.8%	21.6%
Net income	$313,045	$260,023
Net income per diluted share	$1.82	$1.50
Shares used in per share calculation - diluted	172,046	173,641

Reconciliation of U.S. GAAP Net Income to Non-GAAP Net Income and U.S. GAAP number of dilutive shares to Non-GAAP number of dilutive shares

(in thousands, except per share data)

(unaudited)

	Three Months Ended
	September 27, 2015	June 28, 2015
U.S. GAAP net income	$288,679	$131,271
Pre-tax non-GAAP items:
Amortization related to intangible assets acquired in Novellus transaction - cost of goods sold	21,250	21,286
Acquisition-related inventory fair value impact - cost of goods sold	—	1,192
Impairment of long lived asset - cost of goods sold	—	9,821
Restructuring charges - cost of goods sold	371	—
Restructuring charges - research and development	4,206	—
Amortization related to intangible assets acquired in Novellus transaction - selling, general and administrative	16,083	16,083
Restructuring charges - selling, general and administrative	3,050	434
Goodwill impairment - selling, general and administrative	—	79,444
Amortization of note discounts - other expense, net	9,122	9,019
Net income tax benefit on non-GAAP items	(7,791)	(9,605)
Cumulative income tax benefit due to a court ruling	(21,925)	—
Net income tax expense on resolution or additional accrual for certain tax matters	—	1,078

Non-GAAP net income	$313,045	$260,023

Non-GAAP net income per diluted share	$1.82	$1.50

U.S. GAAP number of shares used for per diluted share calculation	174,374	176,575
Effect of convertible note hedge	(2,328)	(2,934)

Non-GAAP number of shares used for per diluted share calculation	172,046	173,641

Lam Announces Financial Results for the September 2015 Quarter

Reconciliation of U.S. GAAP Gross Margin, Operating Expenses and Operating Income to Non-GAAP Gross Margin, Operating Expenses and Operating Income

(unaudited)

	Three Months Ended
	September 27,	June 28,
	2015	2015
U.S. GAAP gross margin	$722,363	$641,538
Pre-tax non-GAAP items:
Amortization related to intangible assets acquired in Novellus transaction - cost of goods sold	21,250	21,286
Acquisition-related inventory fair value impact - cost of goods sold	—	1,192
Impairment of long lived asset - cost of goods sold	—	9,821
Restructuring charges - cost of goods sold	371	—

Non-GAAP gross margin	$743,984	$673,837

U.S. GAAP gross margin as a percentage of revenue	45.1%	43.3%
Non-GAAP gross margin as a percentage of revenue	46.5%	45.5%
U.S. GAAP operating expenses	$386,935	$450,503
Pre-tax non-GAAP items:
Restructuring charges - research and development	(4,206)	—
Amortization related to intangible assets acquired in Novellus transaction - selling, general and administrative	(16,083)	(16,083)
Restructuring charges - selling, general and administrative	(3,050)	(434)
Goodwill impairment - selling, general and administrative	—	(79,444)

Non-GAAP operating expenses	$363,596	$354,542

Non-GAAP operating income	$380,388	$319,295

GAAP operating margin as percent of revenue	21.0%	12.9%
Non-GAAP operating margin as a percent of revenue	23.8%	21.6%